NO ACT

PE
1-6-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013713



Received SEC
JAN 29 2010
Washington, DC 20549

January 29, 2010

James J. Theisen, Jr.
Assistant General Counsel & Assistant Secretary
Law Department
Union Pacific Corporation
1400 Douglas St., Stop 1580
Omaha, NE 68179-1580

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-29-10

Re: Union Pacific Corporation
Incoming letter dated January 6, 2010

Dear Mr. Theisen:

This is in response to your letter dated January 6, 2010 concerning the shareholder proposal submitted to Union Pacific by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 29, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

January 29, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Union Pacific Corporation
Incoming letter dated January 6, 2010

The proposal relates to director nominations.

There appears to be some basis for your view that Union Pacific may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Union Pacific omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 29, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Union Pacific Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of the Union Pacific Corporation ("UP" or the "Company") by letter dated January 6, 2010 that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2010 proxy materials.

I. Introduction

Proponent's shareholder proposal to UP urges:

the Board of Directors (the "Board") to adopt a policy of nominating independent directors who, if elected by the shareholders, would constitute two-thirds of the Board. For purposes of this proposal, the term "Independent Director" shall mean a director who is not or who, during the past five years, has not been:

- employed by UP or one of its affiliates in an executive capacity;
- an employee or owner of a firm that is a paid adviser or consultant to UP or one of its affiliates;
- employed by a significant UP customer or supplier;

- a party to a contract with UP or an affiliate thereof, or with UP's Chair, CEO or other executive officer, pursuant to which the director has paid or received at least $50,000 over the preceding five years;

- an employee, officer or director of a foundation, university or any other non-profit organization that receives the lesser of $100,000 annually or 1% of the group's annual budget in total grants, donations or other payments from UP or one of its affiliates;

- a relative of an executive of UP or one of its subsidiaries or affiliates;

- part of an interlocking directorate in which UP's CEO or another executive serves on the board of another corporation that employs the director.

This policy would also apply to a director candidate's immediate family, as currently defined by the Company.

UP's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2010 annual meeting of shareholders. The Company wrongly claims that Proponent has failed to prove that it has continuously owned the requisite number of shares of the Company for a period of one year prior to the date on which Proponent filed its Proposal in violation of Rules 14a-8(b).

II. Proponent's proof of ownership meets the requirements of Rule 14a-8(b).

Immediately upon receipt of the Company's letter of December 11, 2009 requesting proof of ownership of its shares of the Company's stock, Proponent instructed the custodian of its shares, AmalgaTrust, to send the requested information to the Company. AmalgaTrust wrote to the Company that same day, stating that it did, indeed, hold the requisite number of shares of the Company's stock "continuously for over one year" and continued to hold the shares on Proponent's behalf. The AmalgaTrust December 11, 2009 Letter is Attachment "A." (the "AmalgaTrust December Letter")

Instead of contacting Proponent to determine whether the phrase "continuously for over one year" means that Proponent has actually held the Company's stock for the period of one year and eight days (December 3, 2008-December 11, 2009—the date of the AmalgaTrust December Letter), the Company chose instead to wait until January 6, 2010 when it filed its Request for a Letter of No-Action with the Commission.

Once again responding to the Company, Proponent acted promptly to provide the Company with yet another letter from AmalgaTrust, stating that Proponent did, indeed, own the requisite number of shares of the Company's stock. The AmalgaTrust January Letter is Attachment "B." Any conceivable ambiguity regarding the Proponent's eligibility to submit the Proposal under Rule 14a-8(b) has been addressed by the AmalgaTrust January Letter (Attachment "B") that conclusively states the Proponent was a shareholder for over one year as of the date that the Proposal was submitted to the Company.

The Company, however, argues that Proponent violated Rule 14a-8(b) because, in the AmalgaTrust December letter, instead of stating the date the Proposal was filed (December 3, 2009), the AmalgaTrust December Letter used the phrase "continuously for over one year" to define the period during which Proponent has held the Company's shares. Proponent submits that any reasonable person would know that the phrase "for over one year" encompasses the eight days preceding the December 11, 2009 date of the AmalgaTrust letter.

Indeed, the Company's letter requesting a Letter of No-Action from the Commission deliberately ignores the fact that the AmalgaTrust December Letter specified that Proponent had held the shares of its stock "continuously for over one year." The Company's letter states:

> Specifically, the Proponent's Response [the AmalgaTrust December Letter] does not establish that the Proponent owned the requisite amount of Company shares for the one-year period as of the date the Proposal was submitted to the Company...

Staff Legal Bulletin 14 puts this matter into proper perspective. It states that, when questioned as to matters of ownership, a proponent "can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal." A review of the AmalgaTrust December Letter would conclude that the letter meets that standard.[1]

The Company cites the following portion of Staff Legal Bulletin 14:

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal? No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The Company wrongly argues that the AmalgaTrust December Letter is the sort of letter described in Staff Legal Bulletin 14. A careful reading of the AmalgaTrust December Letter, however, makes it clear that the phrase, "over one year," in connection with the date of the letter, is dispositive. A reasonable person would conclude that the phrase "over one year" includes requisite holding period from December 3, 2008-December 11, 2009—the date of the AmalgaTrust December Letter.

UP cites *Pall Corporation,* 2005 SEC No-Act. LEXIS 726 (July 26, 2005), in support of its argument to exclude the Proposal, yet *Pall Corporation* turned on the proponent's submission of its own certification of its proof of ownership, even though it was not listed as the record holder of Pall Corporation stock. The certifications submitted to UP clearly demonstrate

---

[1] AmalgaTrust sent an additional letter (attached) to the Company on January 13, 2010 clarifying that the Proponent has held its shares of the Company's stock since the date the Proposal was filed on December 11, 2009.

Proponent's proof of ownership and were submitted by the record holder, AmalgaTrust, on two separate occasions.

International Business Machines Corporation, 2004 SEC No-Act. LEXIS 369 (January 7, 2004), also cited by UP, is inapposite. There the broker letter submitted on behalf of the proponent failed to state that proponent's shares had been held continuously from the date when they were purchased. Both AmalgaTrust letters clearly state that Proponent has held its shares of UP stock continuously during the requisite holding period.

Moody's Corporation, 2002 SEC No-Act. LEXIS 341 (March 7, 2002), also cited by UP, involved a proof of ownership that clearly stated the proponent had owned Moody's stock for less than the required one-year holding period. The Proposal before UP clearly demonstrates that Proponent has held UP's shares for well over the required one-year holding period.

International Business Machines Corporation, 2007 SEC No-Act. LEXIS 668 (December 7, 2007), also cited by UP, involved a broker's letter, submitted on behalf of the proponent, that was dated seven days before the company received the proposal. Here the Proposal submitted to UP on December 3, 2009 and each of the AmalgaTrust Letters submitted to the Company confirmed that Proponent has held its shares of UP stock continuously from the date the Proposal was filed.

Wal-Mart Stores, Inc., 2005 SEC No-Act. LEXIS 142 (February 2, 2005); *AutoNation, Inc.*, 2002 SEC No-Act. LEXIS 380 (March 14, 2002), are also inapposite because they each involved certifications that did not cover the required one-year, continuous holding period up to and including the date the proposals were submitted. In *Wal-Mart Stores, Inc.*, the proposal's certification was dated before the date the company received the proposal at issue. Here, however, the Proposal before UP was submitted on December 3, 2009 and each of the AmalgaTrust letters the Company has received clearly demonstrate that Proponent has held UP's stock continuously for over one year, including the date the proposal was submitted to the Company. In *AutoNation, Inc.*, the certification of ownership was two days les than the required one-year holding period required by Rule 14a-8 (b).

Gap, Inc. 2003 SEC No-Act. LEXIS 329 (March 3, 2003), involved a defective proof of ownership consisting of monthly brokerage statements. Monthly brokerage statements are not at issue in the Proposal before UP.

V. Conclusion

UP has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The letter submitted by the custodian of Proponent's shares contains language that a reasonable person would conclude to encompass the required one-year holding period specified by Rule 14a-8(b).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Staff to **shareholderproposals@sec.gov**, and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

cc: James J. Theisen, Jr., Assistant General Counsel and Assistant Secretary

Attachments

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

ATTACHMENT "A"

December 11, 2009

Sent by FAX and UPS Next Day Air

Ms. Barbara W. Schaefer, Senior Vice President-Human Resources and Secretary
Union Pacific Corporation
1400 Douglas Street, 19th Floor
Omaha, Nebraska 68179

Dear Ms. Schaefer:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 381 shares of common stock (the "Shares") of Union Pacific Corporation beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account *** FISMA & OMB Memorandum M-07-16 *** The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

0560-253

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

ATTACHMENT "B"

January 13, 2010

Sent by FAX and UPS Next Day Air

Ms. Barbara W. Schaefer, Senior Vice President-Human
Resources and Secretary
Union Pacific Corporation
1400 Douglas Street, 19th Floor
Omaha, Nebraska 68179

Dear Ms. Schaefer:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 381 shares of common stock (the "Shares") of Union Pacific Corporation beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account ***FISMA & OMB Memorandum M-07-16*** The AFL-CIO Reserve Fund has held the Shares continuously for over one year as of the date of the proposal dated December 3, 2009 and continues to hold the Shares as of the date of this letter.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

0550-253



January 6, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of the AFL-CIO Reserve Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Union Pacific Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors "adopt a policy of nominating independent directors who, if elected by the shareholders, would constitute two-thirds of the Board." A copy of the Proposal is attached hereto as Exhibit A.

James J. Theisen, Jr.
Assistant General Counsel & Assistant Secretary
Law Department

UNION PACIFIC CORPORATION
1400 Douglas St., Stop 1580, Omaha, NE 68179-1580
ph. (402) 544-6765 fx. (402) 501-0129
jjtheisen@up.com

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Proponent submitted the Proposal to the Company via facsimile on December 3, 2009. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). In addition, the Proponent did not include with the Proposal any documentary evidence of its ownership of Company shares.

Accordingly, the Company sought verification from the Proponent of its eligibility to submit the Proposal. Specifically, the Company sent via facsimile a letter, and via UPS a confirmatory letter, on December 11, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how to cure the procedural deficiency (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice informed the Proponent that the Company had "not received proof that [the Proponent] satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company." The Deficiency Notice stated that sufficient proof of ownership of Company shares must be submitted, and further stated:

> As explained in Rule 14a-8(b), sufficient proof may be in the form of:
>
> - a written statement from the "record" holder of [the Proponent's] shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, [the Proponent] continuously held the requisite number of Company shares for at least one year; or
>
> - if [the Proponent] ha[s] filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting [its] ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the

> schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that [the Proponent] continuously held the requisite number of Company shares for the one-year period.

The Company's facsimile records confirm delivery of the Deficiency Notice to the Proponent on December 11, 2009. *See* Exhibit C.

The Proponent submitted ownership proof in a letter which the Company first received by UPS delivery on December 14, 2009 (the "Proponent's Response"). The Proponent's Response included a letter from AmalgaTrust, dated December 11, 2009, stating that the Proponent held Company shares "continuously for over one year and continue[d] to hold the Shares as of [December 11, 2009]." A copy of the Proponent's Response is attached hereto as Exhibit D. As of the date of this letter, the Company has not received any other proof of ownership from the Proponent.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate its eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Specifically, the Deficiency Notice requested evidence of the securities ownership requirements of Rule 14a-8(b)(1), which provides (in relevant part) that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);

- that according to the Company's stock records, the Proponent was not a record owner of sufficient shares;

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);

- that any response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice was received; and

- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

As described above, the Proponent's Response included a letter dated December 11, 2009 from AmalgaTrust indicating that the Proponent had continuously held Company shares for one year as of December 11, 2009, the date of the AmalgaTrust letter. *See* Exhibit D. However, the Proponent's Response fails to respond to the deficiency identified in the Deficiency Notice. Specifically, the Proponent's Response does not establish that the Proponent owned the requisite amount of Company shares for the one-year period as of the date the Proposal was submitted to the Company, because it does not establish ownership of Company shares for the period between December 3, 2008 (one year prior to the date the Proposal was submitted) and December 11, 2008 (the earliest date for which the Proponent's Response establishes the Proponent's ownership of Company shares).

As discussed above, SLB 14 places the burden of proving these ownership requirements on the proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." Moreover, SLB 14 states, "A shareholder must submit an *affirmative* written statement from the record holder of his or her securities that *specifically* verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal" (first and second emphases added).

The Staff has previously allowed companies, in circumstances similar to the instant case, to omit shareholder proposals pursuant to Rules 14a-8(f) and 14a-8(b) where the proof of ownership submitted by the shareholder failed to specifically establish that the shareholder held the requisite amount of the company's securities continuously for one year as of the date the proposal was submitted. *See Pall Corp.* (avail. Sept. 20, 2005) (concurring with the exclusion of a shareholder proposal where the proponent had "failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal"); *International Business Machines Corp.* (avail. Jan. 7, 2004) (concurring with the exclusion of a shareholder proposal where the proponent did not provide "support sufficiently evidencing that she satisfied the minimum ownership requirement continuously for the one-year period"); *Moody's Corp.* (avail. Mar. 7, 2002) (concurring with the exclusion of a shareholder proposal where the proponent did not supply support sufficient to demonstrate continuous ownership of the requisite number of shares for the one-year period prior to the date the proponent submitted the proposal).

Moreover, the Staff has previously made clear the need for precision in the context of demonstrating a shareholder's eligibility under Rule 14a-8(b) to submit a shareholder proposal. SLB 14 provides the following:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Accordingly, the Staff has consistently permitted companies to omit shareholder proposals when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. For example, in *International Business Machines Corp.* (avail. Dec. 7, 2007), the Staff concurred with the exclusion of a shareholder proposal where the proponent submitted a broker letter dated four days before the proponent submitted its proposal to the company. *See also Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005) (concurring with the exclusion of a shareholder proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *Gap, Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a proposal where the date of submission was November 27, 2002 but the documentary evidence of the proponent's ownership of the company's securities covered a two-year period ending November 25, 2002); *AutoNation, Inc.* (avail. Mar. 14, 2002) (concurring with the exclusion of a shareholder proposal where the proponent had held shares for two days less than the required one-year period).

Consistent with the precedent cited above, the Proposal is excludable because the Proponent has not sufficiently demonstrated that it continuously owned the requisite number of Company shares for the one-year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b). Accordingly, the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (402) 544-6765 or Elizabeth A. Ising at Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



James J. Theisen, Jr.
Assistant General Counsel and Assistant Secretary
Union Pacific Corporation

JJT/tss
Enclosures

cc: Daniel F. Pedrotty/Rob McGarrah, AFL-CIO Reserve Fund

Exhibit A


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL CIO

Facsimile Transmittal

Date: December 3, 2009

To: Barbara W. Schaefer, Senior Vice President-Human Resources and Secretary
Union Pacific Corporation

Fax: 402-501-2144

UNION PACIFIC
OFFICE OF SVP-HR & CORP. SECRETARY
DEC 03 2009

From: Daniel Pedrotty

Pages: 4 (including cover page)

Attached is our shareholder proposal for the 2010 annual meeting. You should receive proof of ownership from our custodial bank, AmalgaTrust, in the next day or two.

Rec'd by fax
12/3/2009, 2:40pm
- Martha Williams

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 3, 2009

Sent by FAX and UPS Next Day Air

Ms. Barbara W. Schaefer, Senior Vice President-Human Resources and Secretary
Union Pacific Corporation
1400 Douglas Street, 19th Floor
Omaha, Nebraska 68179

Dear Ms. Schaefer:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of Union Pacific Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 381 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-5335.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

RESOLVED: The shareholders of Union Pacific Corporation ("UP" or the "Company") urge the Board of Directors (the "Board") to adopt a policy of nominating independent directors who, if elected by the shareholders, would constitute two-thirds of the Board. For purposes of this proposal, the term "Independent Director" shall mean a director who is not or who, during the past five years, has not been:

- employed by UP or one of its affiliates in an executive capacity;
- an employee or owner of a firm that is a paid adviser or consultant to UP or one of its affiliates;
- employed by a significant UP customer or supplier;
- a party to a contract with UP or an affiliate thereof, or with UP's Chair, CEO or other executive officer, pursuant to which the director has paid or received at least $50,000 over the preceding five years;
- an employee, officer or director of a foundation, university or any other non-profit organization that receives the lesser of $100,000 annually or 1% of the group's annual budget in total grants, donations or other payments from UP or one of its affiliates;
- a relative of an executive of UP or one of its subsidiaries or affiliates;
- part of an interlocking directorate in which UP's CEO or another executive serves on the board of another corporation that employs the director.

This policy would also apply to a director candidate's immediate family, as currently defined by the Company.

Supporting Statement

This proposal seeks to establish a level of independence that we believe will promote clear and objective decision-making in the best long-term interest of all shareholders.

UP uses a set of Director Independence Standards along with stock exchange listing standards to determine whether a majority of the directors are independent.

We are concerned, however, that the current standards may not be sufficiently stringent to promote effective corporate governance.

For example, UP looks back for only three years to determine if there has been a transaction or relationship that could affect a director's independence. We recommend a five-year look-back, as recommended by the Council of Institutional Investors ("CII"), an organization of large pension funds that has been a leading advocate of corporate governance reform.

In addition, UP has a standard for donations to non-profit corporations that we view as too high, i.e., an annual donation of $1 million or 2% of the group's budget. We believe that this standard should be revised to conform to the CII standard as summarized above.

The current standards also allow contracts worth up to $120,000 between a director and the Company or senior executives thereof. We believe that the standard should be more stringent and made consistent with the $50,000 limitation recommended by CII.

We believe that these standards will promote the quality and impartiality of its decision-making processes and the decisions themselves, as well as avoid the appearance of conflicts of interest.

We urge you to vote FOR this resolution.

Exhibit B



Barbara W. Schaefer
Senior Vice President - Human Resources
and Corporate Secretary

December 11, 2009

VIA FAX AND OVERNIGHT MAIL
Mr. Daniel F. Pedrotty, Director
AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006

Dear Mr. Pedrotty:

I am writing on behalf of Union Pacific Corporation (the "Company"), which received on December 3, 2009, your Independent Director shareholder proposal for consideration at the Company's 2010 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Union Pacific Corporation, 1400 Douglas Street, 19th Floor, Omaha, NE 68179. Alternatively, you may transmit any response by facsimile to me at 402-501-2144.

If you have any questions with respect to the foregoing, please contact me at 402-544-5747. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Barbara W. Schaefer
Senior Vice President-Human Resources and
Corporate Secretary

Enclosures

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

   Note to paragraph (i)(1)

   Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

   ---

   2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

   Note to paragraph (i)(2)

   Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

   ---

   3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

   4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C

JOB STATUS REPORT

TIME : 12/11/2009 11:28
NAME :
FAX# :
TEL# :
SER.# : BRO4J2528637

DATE,TIME	12/11 11:27
FAX NO./NAME	912025086992
DURATION	00:01:08
PAGE(S)	09
RESULT	OK
MODE	STANDARD ECM



UNION
PACIFIC

UNION PACIFIC CORPORATION
1400 Douglas Street, 19th Floor
Omaha, NE 68179

FACSIMILE COVER SHEET

TO: Mr. Daniel F. Pedrotty, AFL-CIO Office of Investment

FAX: 202.508.6992 DATE: December 11, 2009

FROM: Barbara W. Schaefer PHONE: 402.544.5747

FAX: 402.501.2144

NO. OF PAGES TRANSMITTED 8 + COVER

COMMENTS:



UNION PACIFIC CORPORATION
1400 Douglas Street, 19th Floor
Omaha, NE 68179

FACSIMILE COVER SHEET

TO: Mr. Daniel F. Pedrotty, AFL-CIO Office of Investment

FAX: 202.508.6992 DATE: December 11, 2009

FROM: Barbara W. Schaefer PHONE: 402.544.5747

FAX: 402.501.2144

NO. OF PAGES TRANSMITTED 8 + COVER

COMMENTS:

IF YOU DO NOT RECEIVE ALL PAGES, PLEASE CALL AS SOON AS POSSIBLE: (402) 544-

<u>Exhibit D</u>

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

UNION PACIFIC
OFFICE OF SVP-HR & CORP. SECRETARY
DEC 14 2009

~~Martha~~
Copy to Tom & Jim T. Return to me.
B

December 11, 2009

Sent by FAX and UPS Next Day Air

Ms. Barbara W. Schaefer, Senior Vice President-Human
Resources and Secretary
Union Pacific Corporation
1400 Douglas Street, 19th Floor
Omaha, Nebraska 68179

Dear Ms. Schaefer:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 381 shares of common stock (the "Shares") of Union Pacific Corporation beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account ***FISMA & OMB Memorandum M-07-16*** The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment